[Letterhead of ABN AMRO Holding N.V.]

James Lopez
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-0406
United States

Amsterdam, April 5, 2007

Re:	ABN AMRO Holding N.V. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14624)

Dear Mr. Lopez:

With reference to our letter dated June 19, 2006 and your response dated July 20, 2006 and further to our conversations by telephone on March 30, 2007 and April 2, 2007, please note that we have provided the requested additional disclosure regarding our current activities in Iran and policies involving Iran as follows in our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006 as filed on April 2, 2007:

“In April 2006 the Bank established a Steering Committee to oversee any activities or relationships connected with Iran. Cognizant of its legal duties, the Bank has continued to adopt a conservative approach to conducting business with Iran. As matter of policy, the Bank does not initiate new US Dollar transactions with an Iranian element, and does not engage in U-turns that would otherwise be exempt from OFAC regulations other than in exceptional circumstances which require approval from Group Compliance (e.g. to exit a relationship). Following these internal policies, there have been no new USD exposures with Iran since February 2006 and the existing USD exposure has been further reduced significantly. While our USD exposure in the past consisted of a mixture of loan, trade and currency transactions, our main current USD exposure represents historical loan facilities.”

[Letterhead of ABN AMRO Holding N.V.]

If you have any additional questions, please feel free to contact me at (31) 20 383 1400.

Yours sincerely,

/s/ P.H.M. Hofste	/s/ H.W. Nagtglas Versteeg
P.H.M. Hofste	H.W. Nagtglas Versteeg
Executive Vice President Group Finance Financial Accounting & Control	Company Secretary

By EDGAR submission